UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER:

001-31381

NOTIFICATION OF LATE FILING
(Check One): ☐Form 10-K ☐Form 20-F ☐Form 11-K ☑Form 10-Q
☐Form N-SAR ☐Form N-CSR
For Period Ended:           September 30, 2005
☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
R&G Financial Corporation

Full Name of Registrant
Not Applicable

Former Name if Applicable
290 Jesus T. Pinero Avenue

Address of Principal Executive Office (Street and Number)
Hato Rey, San Juan, Puerto Rico 00918

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     R&G Financial Corporation (the “Company”) has previously disclosed in filings under Form 8-K the need to restate its audited consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 and the reasons therefor. The Company is working diligently to complete its restatement process and file its amended report on Form 10-K for the year ended December 31, 2004 and to file its Quarterly Reports on Form 10-Q for the first three quarters of 2005 as soon as practicable. Due to the work involved in the restatement process, it is anticipated that the Company will not file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 by the November 14, 2005 deadline.
(Attach Extra Sheets if Needed)

PART IV— OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Vicente Gregorio	787	756-2930

(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐Yes ☑No
The Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑Yes ☐No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     As more fully discussed in Part III, the Company is in the process of restating its interim and audited financial statements for the periods from January 1, 2002 through December 31, 2004, including the interim financial statements contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004. However, the Company is not in a position to quantify the impact of the anticipated restatement on the corresponding period in the prior fiscal year at this time.

R&G Financial Corporation

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 10, 2005	By:	/s/ Vicente Gregorio